
February 24, 2011

Via U.S. Mail and Facsimile 785.438.4967

Joseph Arruda
Chief Financial Officer
Rydex Specialized Products, LLC
9601 Blackwell Road, Suite 500
Rockville, MD 20850

      Re: **CurrencyShares Australian Dollar Trust**
              Form 10-K for fiscal year ended October 31, 2010
              Filed December 29, 2010
              File No. 1-32911

              CurrencyShares British Pound Sterling Trust
              File No. 1-32906
              CurrencyShares Canadian Dollar Trust
              File No. 1-32910
              CurrencyShares Swiss Franc Trust
              File No. 1-32907
              Form 10-Ks for fiscal year ended October 31, 2010
              Filed January 14, 2011

Dear Mr. Arruda:

We have reviewed your filings and have the following comments. Please note that the comments contained below relate to each of the Trusts listed above. This letter is regarding our review of the annual reports on Forms 10-K for the fiscal year ended October 31, 2010 for the following registrants:

      CurrencyShares Australian Dollar Trust (File No. 1-32911);
      CurrencyShares British Pound Sterling Trust (File No. 1-32906);
      CurrencyShares Canadian Dollar Trust (File No. 1-32910); and
      CurrencyShares Swiss Franc Trust (File No. 1-32907).

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Ks for the fiscal year ended October 31, 2010

Item 5. Market for Registrant's Common Equity

1.   In future filings, please provide disclosure regarding cash dividends paid in the prior fiscal year and describe your dividend policy. Refer to Item 201(c) of Regulation S-K. We note your discussion in MD&A and Note 2(e) of your financial statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2.   We note that you have provided a comparison of 2009 to 2010, but you have not provided a comparison of 2008 to 2009. Please refer to Item 303(a)(3)(iv) of Regulation S-K. Please provide this disclosure in future filings or tell us why you do not believe it is required.

Item 8. Financial Statements and Supplementary Data

Independent Registered Public Accounting Firm Report

3.   Please amend to include the audit report, dated January 14, 2010, from your prior auditors as of October 31, 2009 and for the fiscal year ended October 31, 2009 and 2008. Please also provide the consent of your former independent registered accounting firm regarding such report, as we note you currently have an effective registration statement on Form S-3.

Item 10. Directors, Executive Officers and Corporate Governance

4.   We note that you do not have any officers or directors. In future filings, please provide the information required by Item 401 of Regulation S-K for persons who perform policy making functions typically performed by an executive officer or persons who perform the functions typically performed by a director on behalf of the registrant.

Exhibits

5.   We note that you have incorporated by reference the forms of various agreements rather than executed agreements. For example, please see Exhibits 4.1, 4.2, 10.1 and 10.2. Please tell us why you have not filed executed copies of these agreements to the extent such executed versions are material contracts required to be filed. Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

<u>Exhibits 31.1 and 31.2</u>

6.   We note that you filed a no-action request on September 6, 2006. In your request you proposed alternative language for your certifications in light of your circumstances. We note that you have revised paragraph 5 of your current certification so that it is not consistent with the proposed language set forth in your letter. Please advise or revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney-Advisor, at 202.551.3585 or Michael McTiernan, Assistant Director, at 202.551.3852 with any other questions.

                                Sincerely,

                                Kevin Woody
                                Accounting Branch Chief